PRESS RELEASE

Edelcos and SAE Commence Mandatory Tender Offer for Class B Shares, including Class B Shares Represented by American Depositary Shares

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New York, NY, November 12, 2021 — Empresa de Energía del Cono Sur S.A. (“Edelcos”) announced today that, along with its affiliate South American Energy LLP. (“SAE” and together with Edelcos, the “Bidders”), it has commenced a previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares, including outstanding Class B Shares represented by American Depositary Shares (each representing 20 Class B Shares (the “ADS”)), held by U.S. holders of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) for Ps. 29.34 per Class B Share, without interest and less any applicable withholding taxes, fees and paid distributions.

The terms and conditions of the U.S. Offer are described in the U.S. Offer to Purchase and related documents to be filed by Edelcos and its affiliate with the United States Securities and Exchange Commission (“SEC”) today, November 12, 2021.

Simultaneously with the U.S. Offer, Edelcos is making an offer (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”), in accordance with the tender offer rules of the Republic of Argentina, to purchase all outstanding Class B Shares of Edenor not owned by Edelcos or its affiliates, for the same price and on substantially the same terms as the U.S. Offer (including that it will be paid in Argentine pesos in Argentina). The Offer Price of Ps.29.34 per Class B Share is below Ps.66.7, the closing trading price per Class B Share on the BYMA, and the aggregate Offer Price of Ps.586.80 for the twenty (20) Class B Shares underlying each ADS is below the aggregate closing trading price of Ps.1,334.00 for twenty (20) Class B Shares on the BYMA, in each case, as of November 11, 2021 (the last trading day prior to the Commencement Date).

The U.S. Offer will expire at 5:00 p.m., New York City time on December 13, 2021, unless the offer period is extended by the Bidders.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Edenor. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase and other related materials to be filed by the Bidders with the SEC today. In addition, Edenor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 and 13E-3 with the SEC relating to the U.S. Offer. Copies of the U.S. Offer to Purchase and other related materials are available free of charge from D.F. King & Co., Inc., the U.S. information agent for the U.S. Offer, toll free at (866) 356-7813, or for bankers and brokers, at (212) 269-5550 or via email at edenor@dfking.com. The receiving agent in the U.S. for purposes of the U.S. Offer is Computershare, Inc.

For further information please contact:

Nicolas Mallo Huergo

c/o Maipú 1252, 12th floor,
City of Buenos Aires, (CP1006),
Argentina